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                                               1934 Act Registration No. 1-14696
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2002


                        CHINA MOBILE (HONG KONG) LIMITED
                (Translation of registrant's name into English)


                                60/F THE CENTER
                            99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F[ X ]                 Form 40-F[   ]
                            -----                          -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes[   ]                 No[ X ]
                            -----                   -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                .)
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                                    EXHIBITS


Exhibit Number
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1.1  Press release, dated August 14, 2002.


                           FORWARD-LOOKING STATEMENTS

     The announcement constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under "Item 3. Key Information - Risk Factors" in our annual report on Form 20-F for the fiscal year ended December 31, 2001. These forward looking statements include, without limitation, statements relating to certain development trends in the mobile telecommunications market in China, the opportunities in the mobile telecommunications services and wireless data business, our market position and competitiveness, our business, operational and investment plans, development strategies, our operational plans of the eight newly acquired subsidiaries and our ability to effectively implement these plans and strategies and achieve the intended goals such as optimizing network development and utilization, improving service quality, upgrading technology, controlling costs, and increasing productivity and operational efficiency, and other statements relating to our future performance. The words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

     - the continued restructuring of the telecommunications industry in Mainland China;

     - changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

     - the effect of competition on the demand for and price of our services;

     - changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

     - changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government's policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China's telecommunications market and China's economic growth.

     We do not intend to update these forward-looking statements.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CHINA MOBILE (HONG KONG) LIMITED


Date: August 14, 2002                         By:    /s/ Wang Xiaochu
                                                  ------------------------------
                                              Name:  Wang Xiaochu
                                              Title: Chairman and Chief
                                                     Executive Officer